SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Press Release

PTC AND TPSA SIGNED AN ANNEX TO THE AGREEMENT ON CO-OPERATION AND INTERCONNECTION

Warsaw – December 27, 2002 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland’s leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder, today announced that on December 24, 2002 it signed an Annex to the Agreement on co-operation and interconnection with Telekomunikacja Polska S.A. (“TPSA”), in which the parties agreed all issues related to interconnection rates for calls originated in TPSA network and terminated in PTC network, as well as for calls originated in PTC network and terminated in TPSA network. The agreement allows for settlement of all outstanding interconnection fees and termination of all legal disputes between the parties, related to interconnection rates.

The parties agreed a new set of interconnection rates for calls originated in PTC network and terminated in TPSA network, which are similar to those specified in the decision of the Chairman of URTiP, the telecommunication market regulatory body, issued on November 29, 2001, later repealed by the Antimonopoly Court on November 6, 2002. It has been agreed, that PTC would reimburse to TPSA the amount resulting from the difference between rates agreed in the Annex and the rates specified in the decision of the Chairman of URTiP, which were used to calculate interconnection settlements between the operators, for the period from January 1, 2002 to November 30, 2002. PTC’s total additional retrospective payment to TPSA will amount to approximately PLN 4.5 million.

After the Antimonopoly Court upheld TPSA’s appeal against the decision of the Chairman of URTiP in November 2002, PTC decided to create a provision for the cost of interconnection with TPSA, which by the end of November 2002 amounted to PLN 59 million. As a result of signing the Annex, PTC will be able to release the provision, which will positively impact fourth quarter results of the company.

Regarding interconnection rates for calls originated in TPSA network and terminated in PTC network, the parties agreed a staged reduction in rates: the rate for calls during evening hours and during weekends and holidays will be lowered from February 1, 2003, and the rate for calls in the peak hours will be lowered from June 1, 2003. TPSA has accordingly committed to significantly lower its retail rates for calls to PTC network.

PTC is of the opinion, that the newly introduced rates mark an important move towards adjusting the Polish retail and interconnection rates to European standards, and ensure significant reductions in fixed to mobile retail rates that should stimulate traffic between TPSA and PTC networks and contribute to further growth in the penetration rate of mobile telephony in the Polish market.

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides the total range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl. pages on the Internet.

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For further information contact:

Malgorzata Zelezinska
IR Manager
( (+48) 22 413 3275
Mobile: (+48) 602 20 3275
Fax: (+48) 22 413 6235

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Wilhelm Stueckemann

Wilhelm Stueckemann, Director of Network Operations

By: /s/ Jonathan Eastick

Jonathan Eastick, Director of Finance

December 27,  2002

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